2
81554-1
                                                                   Exhibit I

SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35-         ); 70-
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            Metropolitan  Edison Company  ("Met-Ed") and  Pennsylvania  Electric
Company ("Penelec"), 2800 Pottsville Pike, Reading, Pennsylvania 19605, have filed with the Commission a Declaration pursuant to Section 12 of the Public Utility Holding Company Act of 1935 ("Act") and Rules 46 and 54 thereunder.

            Met-Ed and Penelec (collectively, the "Pennsylvania Subsidiaries") are wholly owned public utility subsidiaries of GPU, Inc., a registered holding company,. The Pennsylvania Subsidiaries propose to declare and pay dividends out of their capital and unearned surplus from time to time commencing with the effectiveness of the authorization therein sought through December 31, 2002.

      Rule 46 under the Act prohibits subsidiaries of registered holding companies from declaring or paying dividends out of capital or unearned surplus except as the Commission may otherwise authorize. At September 30, 1999, Met-Ed and Penelec had consolidated stockholders equity as follows:

                                       Met-Ed                   Penelec
                                       ------                   -------

Capital Stock                      $ 66,273,400             $105,811,920
Paid in Capital                     400,200,000              285,487,455
Retained Earnings                   272,081,094               94,722,924
Accumulated Other                    19,400,352                9,724,983
Comprehensive Income

      Accordingly, as of September 30, 1999, Rule 46 would have permitted Met-Ed and Penelec to declare and pay dividends of approximately $272 million and $95 million, respectively.

            In November 1997, GPU announced that it would begin the process of divesting its fossil fuel and hydroelectric generating assets. In 1998, Jersey
Central Power & Light Company ("JCP&L"), Met-Ed and Penelec agreed to sell substantially all of their fossil and hydroelectric assets for a total of approximately $2.6 billion. The sales of Penelec's ownership interests in the Homer City and Seneca Stations - totaling about $950 million -- were completed earlier this year, and the sales of substantially all of the remaining fossil and hydroelectric assets closed in November 1999.

      Met-Ed and Penelec received Restructuring Orders from the Pennsylvania Public Utility Commission ("PaPUC") in October 1998 providing, among other things, that their "stranded costs" recoverable in the restructuring proceedings would be offset by

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the after tax gain received from their generation sales. The amount of the after tax gain is currently estimated at approximately $195 million for Met-Ed and $520 million for Penelec. As a result, the after tax gain on the generation divestiture will have no effect on the Pennsylvania Subsidiaries' net income, resulting in no increase in the companies' retained earnings.

      In addition, until the past few years, it had been the practice of GPU's subsidiaries to pay out in dividends essentially all of their retained earnings from time to time. GPU would then make cash capital contributions to its subsidiaries as and to the extent needed to support their construction programs and capital structures. As a result of this practice, the Pennsylvania Subsidiaries have not built up any significant retained earnings "cushion".

      Therefore, the Pennsylvania Subsidiaries' retained earnings at September 30, 1999 are not sufficient to enable them to declare and pay dividends to GPU so that, in essence, the equity capital component (approximately 50%) supporting their generation asset investment being sold and stranded costs cannot be returned to the equity investors without essentially eliminating all of the Pennsylvania Subsidiaries' retained earnings.(1) This situation is detrimental to the financial flexibility of the companies. The debt component associated with these assets will have been retired through the redemption or repurchase of outstanding first mortgage bonds at the respective company.

        Met-Ed and Penelec are each incorporated under the Pennsylvania Business Corporation Law ("BCL")(15 Pa. C.S. Section 101 et seq.). In general, the BCL permits the payment of dividends by a corporation if, after giving effect to the dividend payment, (a) the corporation is able to pay its debts as they become due in the usual course of business, and (b) the corporation's total assets are not less than its total liabilities. BCL Section 1551. Accordingly, the BCL does not restrict Pennsylvania corporations to paying dividends only from retained earnings. As of September 30, 1999, therefore, Pennsylvania law would have permitted Met-Ed and Penelec to declare and pay dividends of approximately $758 million and $496 million, respectively. Under their existing first mortgage bond indentures, however, Met-Ed and Penelec are required to maintain retained earnings of not less than $3.4 million and $10.1 million, respectively.

--------------
1 The net investor supplied capital supporting JCP&L's generation assets is $210 million. After the generation sale, JCP&L will have approximately $750 million in retained earnings available from which it could declare and pay dividends. Consequently, JCP&L is not seeking the authorization requested herein for Met-Ed and Penelec.
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      All  dividends  would  be  declared  and  paid  only  in  compliance  with
Pennsylvania law and first mortgage bond indenture covenants.

            GPU intends to maintain the Pennsylvania Subsidiaries' capitalization ratios that approximate the current target ranges of 51% debt; 8% preferred securities and 41% common equity and future dividend payments by the Pennsylvania Subsidiaries would be consistent with maintaining these targets.



            The Declaration, as amended, is available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ----------------, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as amended, may be granted.





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